Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Pain Therapeutics, Inc. for the registration of up to $150,000,000 of its common stock, preferred stock, depositary shares, warrants, and/or debt securities and to the incorporation by reference therein of our reports dated February 9, 2005, with respect to the financial statements of Pain Therapeutics, Inc, Pain Therapeutics, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Pain Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/    Ernst & Young LLP

Palo Alto, California

August 23, 2005